SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934



             Universal Automotive Industries, Inc.
                                (Name of Issuer)


             Common Stock, par value $.01 per share
                         (Title of Class of Securities)




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                                    913378 10 5
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].


     ---------- *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913378 10 5


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1.       NAME OF REPORTING PERSON(S)
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

         Sirrom Capital Corporation -- Taxpayer I.D. No. 62-1583116

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      N/A
         (b)      N/A

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Tennessee

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:

5.       SOLE VOTING POWER

         Total of 450,000 shares of Common Stock (on an as converted basis), consisting of 400,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant having an exercise price equal to 80% of the average closing bid price of the Common Stock for the 20 trading days preceding July 11, 1998

6.       SHARED VOTING POWER

         N/A

7.       SOLE DISPOSITIVE POWER

         Total of 450,000 shares of Common Stock (on an as converted basis), consisting of 450,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant having an exercise price equal to 80% of the average closing bid price of the Common Stock for the 20 trading days preceding July 11, 1998

8.       SHARED DISPOSITIVE POWER

         N/A

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON


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         Total of 450,000  shares of Common  Stock (on an as  converted  basis), consisting of 450,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant having an exercise price equal to 80% of the average closing bid price of the Common Stock for the 20 trading days preceding July 11, 1998

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

         N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.23% of Common Stock

12.      TYPE OF REPORTING PERSON*

         IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.           (a)      Name of Issuer:
                           Universal Automotive, Industries, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:
                           3350 North Kedzie
                          Chicago, Illinois 60618-5722

Item 2.           (a)      Name of Person Filing:
                           Sirrom Capital Corporation

                  (b)      Address of Principal Business Office, or if None,
                           Residence:
                          500 Church Street, Suite 200
                           Nashville, Tennessee 37219

                  (c)      Citizenship:
                           Tennessee

                  (d)      Title of Class of Securities:
                           Common Stock, par value $.01 per share

                  (e)      CUSIP Number:
                           913378 10 5


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Item 3.           Filing Pursuant to Rule 13D-1(B):

                  This statement is filed pursuant to Rule 13-d-1(b). The person filing is an Investment Company registered under Section 8 of the Investment Company Act.

Item 4.           Ownership.


                  If more than five percent of the class is owned, indicate:

                  (a)      Amount beneficially owned:
                           Total of 450,000 shares of Common Stock (on an as converted basis), consisting of 450,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant having an exercise price equal to 80% of the average closing bid price of the Common Stock for the 20 trading days preceding July 11, 1998

                  (b)      Percent of class:
                           6.23% of Common Stock,

                  (c) Number of shares as to which such person has:

                           (i)      Sole power to vote or direct the vote:
                                    450,000 shares of Common Stock, only upon exercise of warrant,

                           (ii)     Shared power to vote or to direct the vote
                                    N/A,

                           (iii) Sole power to dispose or to direct the disposition of 450,000 shares of Common Stock, only upon exercise of warrant,

                           (iv) Shared power to dispose or to direct the disposition of N/A.

Item 5.           Ownership of Five Percent or Less of a Class.
                  N/A

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.
                  N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security
                  Being Reported on By the Parent Holding Company.
                  N/A

Item 8.           Identification and Classification of Members of the Group.

                  N/A

Item 9.           Notice of Dissolution of Group.
                  N/A

Item 10.          Certification.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                    Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    October 1, 1997                         SIRROM CAPITAL CORPORATION
                                       By:      /s/ Carl W. Stratton
                                                Carl W. Stratton
                                                Chief Financial Officer